THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802 FAX (801) 446-8803 EMAIL: ron@vancelaw.us

December 20, 2007

Jorge Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Caneum, Inc. Form 10-KSB for the year ended 12/31/2006 Filed on 7/3/2007 File No. 000-30874

Dear Mr. Bonilla:

In response to comment 3 in your letter dated December 3, 2007, Caneum, Inc. has filed an amended Form 8-K report containing the revised pro forma financial information relating to its acquisition of Tier One.

Please feel free to contact this office if further information is required.

Sincerely,

/s/ Ronald N. Vance

cc:	Suki Mudan, President Gary Allhusen, COO